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Exhibit 8.2

[O'MELVENY & MYERS LETTERHEAD]

November 1, 2002

Univision Communications Inc.
1999 Avenue of the Stars, Suite 3050
Los Angeles, CA 90067

  Re:
  Proposed Merger of Hispanic Broadcasting Corporation With And Into Univision Acquisition Corporation

Dear Sir or Madam:

        You have requested our opinion concerning certain of the Federal income tax consequences of the proposed statutory merger (the "Merger") of Hispanic Broadcasting Corporation ("HBC"), a Delaware corporation, with and into Univision Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Univision Communications Inc. ("Univision"), a Delaware corporation.

        In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Agreement and Plan of Reorganization dated as of June 11, 2002 (the "Merger Agreement"), and Univision's Registration Statement on Form S-4 (File No. 333-99037) filed on August 30, 2002 with the Securities and Exchange Commission, as amended (the "Registration Statement"), and with your consent have relied (without any independent investigation on our part) on the representations contained in the Certificate of Univision dated October 21, 2002 and the Certificate of HBC dated November 1, 2002.

        Our opinion relates only to the Merger, if it occurs, which is referred to in the Merger Agreement as the "Forward Merger," and in the Registration Statement as the "Restructured Merger." We are giving no opinion in connection with the alternative merger of Merger Sub with and into HBC, should it occur.

        Based upon the aforementioned facts and representations, our review and analysis of the documents described above and the current state of the law, it is our opinion that for federal income tax purposes, no gain or loss will be recognized by Univision, HBC and Merger Sub as a result of the Merger, if it occurs. We hereby confirm that, subject to the assumptions and qualifications contained therein, the opinion attributable to us in the discussion under the heading "Material Federal Income Tax Considerations" in the joint proxy statement/prospectus included in the Registration Statement reflects our opinion with respect to the matters set forth therein.

        We express no opinion concerning any tax consequences of the Merger other than those specifically set forth herein.

        This opinion is based on current authorities and upon facts and assumptions as of this date. It is subject to change in the event of change in the applicable law or a change in the interpretation of such law by the courts or by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly no assurance can be given that the position set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

        This opinion is furnished by us as counsel for Univision pursuant to Section 1.12 of the Merger Agreement, and is intended solely for the benefit of Univision and its shareholders.

        We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the prospectus constituting a part of the Registration Statement.

Respectfully submitted,

/s/ O'MELVENY & MYERS LLP

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Exhibit 8.2